Exhibit (e)(18)
AMENDMENT NO. 1 TO
CHANGE IN CONTROL SEVERANCE BENEFIT PLAN
     This Amendment No. 1 to the Medarex, Inc. Change in Control Severance Benefit Plan (“Amendment No. 1”), is effective as of December 31, 2008 (the “Amendment No. 1 Date”).
     Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meaning as such terms are defined in the Plan (as defined below).
     WHEREAS, Medarex, Inc. (the “Company”) established the Medarex, Inc. Change in Control Severance Benefit Plan dated March 10, 2008 (the “Plan”) under which the Company has agreed to provide severance benefits to certain eligible employees whose employment with the Company is involuntarily terminated in connection with a change in the control of the Company.
     WHEREAS, Section 409A has been added to the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan must be amended to comply with the final regulations issued under Code Section 409A.
     NOW THEREFORE, the Plan is hereby amended as follows as of the Amendment No. 1 Date.
1. Amendment of the Plan.
     1.1. Amendment of Section 3(b). Section 3(b) of the Plan is hereby deleted and replaced with the following to read in its entirety as follows:
“(b) Exceptions to Benefit Entitlement. An employee, including an employee who otherwise is an Eligible Employee, will not receive benefits under the Plan in the following circumstances, as determined by the Company in its sole discretion:
     (1) The employee has executed an individually negotiated employment contract or agreement with the Company which provides for severance benefits payable upon a termination of employment with the Company and such agreement, plan, policy or practice is in effect on his or her termination date. In such case, notwithstanding any other provision of the Plan, the employee’s severance benefit upon a Qualifying Termination shall be governed by the terms of such agreement, plan, policy or practice and such employee shall not be entitled to any payments or benefits under this Plan.
     (2) The employee’s employment terminates other than as a result of a Qualifying Termination (including, but not limited to, a termination for Cause prior to the effective date of a previously scheduled Qualifying Termination, a termination as a result of death or disability, a termination arising as a result of the employee failing to accept an offer of employment from the acquirer/successor entity on terms that do not give rise to a right to a Resignation for Good Reason, or the employee voluntarily terminates employment with the Company other than as a Resignation for Good Reason). Voluntary terminations include, but are not limited to, resignation, retirement, failure to return from a leave of absence on the scheduled date and/or termination in order to accept employment with another entity (including but not limited to any entity that is wholly or partly owned (directly or indirectly) by the Company or an affiliate of the Company).
     (3) The employee has not signed an enforceable Inventions Agreement covering the employee’s period of employment with the Company (and with any predecessor) and does not confirm in writing that he or she is and shall remain subject to the terms of that Inventions Agreement.”
2. Amendment of Section 4(d). Section 4(d)(1) of the Plan is hereby deleted and replaced with the following to read as follows:
     “(1) The Company shall reduce an Eligible Employee’s severance benefits under this Plan, in whole or in part, by any benefits payable to the Eligible Employee by the Company in connection with the Eligible Employee’s Qualifying Termination, including but not limited to, any payments or benefits that are due pursuant to any applicable legal requirement, including, without limitation, the Worker Adjustment and Retraining Notification Act (together with any state or local law of similar effect, the “WARN Act”). The benefits under this Plan are intended to satisfy, to the greatest extent possible, any and all statutory obligations that may arise out of an Eligible Employee’s termination of employment, and the Plan Administrator shall so construe and implement the terms of the plan. In the Company’s sole discretion, such reductions may be applied on a retroactive basis, with severance benefits previously paid being recharacterized as payment pursuant to the Company’s statutory obligation.”
3. Amendment of Exhibit A. Exhibit A to the Plan is hereby deleted and replaced with a new Exhibit A, which is attached hereto as Exhibit A.
4. Miscellaneous.
     4.1. No Other Changes. Except as expressly provided in this Amendment No. 1, all terms of the Plan shall remain in full force and effect.
     4.2. Counterparts. This Amendment No. 1 may be executed in two or more counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

     In Witness Whereof, Medarex, Inc. has caused this Amendment No. 1 to be duly executed as of the Amendment No. 1 Date.

Medarex, Inc.

By:	/s/ Thomas K. Kaney

Name:	Thomas K. Kaney

Title:	Sr. VP, Human Resources

Exhibit A
DESIGNATION FORM
On                     , you were designated as an employee eligible for participation in the Medarex, Inc. Change in Control Severance Benefit Plan (the “Plan”). In order to be eligible to receive payments and benefits under the Plan, you must sign and return this Designation Form and a copy of the Plan. By signing this Designation Form, you acknowledge that you have reviewed the Plan and you understand and agree to all of the terms and conditions thereof. You further understand that nothing in this Designation Form or the terms of the Plan modifies the at-will nature of your employment with the Company or the Company’s ability to terminate your participation in the Plan as provided in the Plan.

Sincerely,

Name:
Title:
Acknowledged and Agreed:

[Name]

Date